Mail Stop 6010   December 29, 2008

Terrance G. Owen, Ph.D., M.B.A.
President and CEO
ALDA Pharmaceuticals Corp.
635 Columbia Street
New Westminster, British Columbia
Canada V3M 1A7

>   **Re: ALDA Pharmaceuticals Corp.**
>   **Amendment No. 1 to Annual Report on Form 20-F**
>   **for the Fiscal Year Ended June 30, 2007**
>   **Filed December 3, 2008**
>   **File No. 0-51848**

Dear Dr. Owen:

        We have reviewed your amended filing and response letter dated November 28, 2008, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Materials Effects of Government Regulations, page 25

1. We note your response to our prior comment 15 and the related changes to the filing. With respect to EPA approval, you state that the tests required for approval are described in the sections entitled "Efficacy studies" and "Toxicology studies." Since those tests appear to have already been completed, please expand your disclosure to briefly describe what else needs to be done in order to obtain

EPA registration.

Marketing, Distribution and Sales Channels, page 34

2. We note your response to our prior comment 19. You must file each material
    contract in its entirety. If you believe specific words or phrases in an agreement
    are confidential, you must submit a request for confidential treatment under Rule
    24b-2 of the Exchange Act in order to omit that information.

    Confidential treatment requests must comply with several substantive and
    procedural requirements. With respect to substantive requirements, please keep
    in mind that: (1) the request should not be overly broad and should only cover
    those words or phrases for which confidentiality is necessary, (2) you must set
    forth your analysis of the exemption from disclosure, including case law
    references, (3) you must specify a particular duration for the confidential
    treatment, (4) you must clearly identify the information that is the subject of the
    confidential treatment, and (5) you must include a written unconditional consent
    to the release of the information for official purposes.

    With respect to procedural requirements, (1) you must file the confidential
    treatment request in paper form with the SEC's Office of the Secretary, (2) you
    must indicate in the publicly-filed version of the agreement that the marked
    portions have been omitted pursuant to a request for confidential treatment and
    that the material has been separately filed with the SEC, (3) you must include
    with your request one complete copy of the agreement that is unredacted and
    marked to show the portions of the document covered by the confidential
    treatment request, and (4) you should indicate to whom correspondence, orders
    and notices should be sent.

    Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11,
    2001, respectively, set forth the Division of Corporation Finance's views
    regarding the proper preparation of a confidential treatment request for
    information required to be included in a filing. Information in the bulletin should
    assist you in preparing your confidential treatment request. The bulletin is
    available on the SEC web address, http://www.sec.gov. Please select "Staff Legal
    Bulletins," and then select "SLB 1" and "SLB 1A."

10.C. Material Contracts, page 62

3. We note your disclosure that EP has agreed to minimum sales levels that are
    confidential. We generally take the position that minimum sales provisions are
    material to investors and must be disclosed. Please quantify the minimum sales
    levels or, in the alternative, please tell us why that information is not material to

investors.

Item 16A. Audit Committee Financial Expert, page 70

4. We note your disclosure stating that all three members of the audit committee are considered "financially literate." Please revise your disclosure to state whether any of the committee members is an "audit committee financial expert" as defined by Item 16A(b) of Form 20-F and, if so, please disclose the name of that committee member. If you do not have an audit committee financial expert serving on your audit committee, please explain why you do not have an audit committee financial expert. Please see Item 16A.(a) of Form 20-F.

Item 19. Exhibits, page 74

5. We note that although certain agreements and the required certifications have been filed as separate exhibits, those agreements and certifications are still included in the text of the Form 20-F. In the future, please file exhibits separately, but do not include them in the text of the Form 20-F.

Consolidated Financial Statements

6. We noted your response to our comment 31 but did not see the predecessor auditor report provided in the amended filing. Please include the predecessor auditor report for the years ended June 30, 2006 and 2005.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 6. Intangible Assets

7. We noted your response to our comment 32 with regards to the patent application and development costs. However, you did not provide an analysis with regards to the other assets that were acquired from API that you appear to include in the 20-year amortization period. Please support your basis with regards to the 20 year amortization period for the inventory, capital assets, shares of ALDA Institute for Preventative Health Care Inc., a non-competition agreement and certain contracts acquired from API.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3765 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director